[AMERISAFE LETTERHEAD]

January 9, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	AMERISAFE, Inc. Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Quarter Ended September 30, 2008
Filed on November 7, 2008
File No. 001-12251

Dear Mr. Rosenberg:

The following is in response to the letter dated December 9, 2008 from the Staff regarding the Form 10-Q for the quarter ended September 30, 2008 filed by AMERISAFE, Inc. (the “Company”). Included below is the text of the Staff’s comments followed by the Company’s response to each comment.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Loss and Loss Adjustment Expenses Incurred, pages 12 and 13

1.	You recorded $6.6 million of favorable prior accident year development in the third quarter of 2008 and $11.1 million of favorable prior year development in the nine months ended September 30, 2008 compared to no change in loss and LAE for prior accident years in the quarter and nine months ended September 30, 2007. Revise the document to explain the reasons for the changes in estimate in 2008 and no changes in estimate during the first nine months of 2007. We reiterate portions of a comment contained in a letter to you dated June 22, 2007:

We believe in order to meet the principal objectives of MD&A the disclosure should enable the investor to understand 1) management’s method for establishing the estimate; and 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period.

Mr. Jim B. Rosenberg

January 9, 2009

a.	Discuss how management has adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.

b.	Explicitly identify and discuss key assumptions as of September 30, 2008 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Company Response: As noted in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) under the caption “Business—Loss Reserves,” the Company’s reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time.

Given that this reserve is a point estimate (determined as of the end of each calendar quarter), we do not believe it is meaningful to compare prior accident year development (either favorable or adverse) period over period. When discussing loss and loss adjustment expenses in the Results of Operations in MD&A, the Company does disclose prior year development in the period (if any) in order to permit the reader to understand the impact on this expense in the current period and comparable prior period.

Our reserves for loss and loss adjustment expenses are inherently uncertain and our focus on providing workers’ compensation insurance to employers engaged in hazardous industries results in our receiving relatively fewer but more severe claims than many other workers’ compensation insurance companies. As a result of this focus on higher severity, lower frequency business, our reserve for loss and loss adjustment expenses may have greater volatility than other workers’ compensation insurance companies.

A detailed description of the process used by our management in establishing the loss reserve is included under the caption “Business—Loss Reserves.” Additional information regarding the Company’s loss reserves is included under the captions “Business—Reconciliation of Loss Reserves,” “Business—Loss Development” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview.”

At September 30, 2008, our case incurred amounts for certain accident years, particularly 2006 and 2007, had not developed to the degree management previously expected. The assumptions we used in establishing our reserves for these accident years were based on our 22 years of historical claims data. However, as of September 30, 2008, actual results for these particular accident years had been better than our assumptions would have predicted. We do not consider historical data for any particular year to constitute a “trend.” Accordingly, we do not presently intend to modify our assumptions for establishing reserves in light of these recent results

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Mr. Jim B. Rosenberg

January 9, 2009

for these specific recent accident years. However, if actual results for current and future accident years are consistent with, or better than, our results in accident years 2006 and 2007, our historical claims data will reflect this change and, over time, will impact the reserves we establish for future claims.

As we have previously disclosed in our periodic reports, our aggregate reserves will change as claims are paid, as new claims are reported and as new information becomes available that affects the estimate (either higher or lower) with respect to open claims. In establishing these reserves, management evaluates historical data and uses substantial judgment.

In response to the Staff’s comment, the Company would propose to include additional disclosure in future filings of its quarterly and annual Exchange Act reports for periods in which prior accident year development is recorded to explain the key factors that led management to adjust this estimate. Attached as Annex A is the proposed disclosure that would have appeared in the Company’s Form 10-Q for the period ended September 30, 2008.

We note the reference to the Staff’s comment letter dated June 22, 2007 (the “Prior Letter”). In response to the Prior Letter, we believe that the Company improved the disclosure in the 2007 Form 10-K regarding its loss reserves and processes used in establishing those reserves. We believe we have continued to consider the comments included in the Prior Letter in preparing the Company’s subsequent Exchange Act reports. In establishing the reserve for loss and loss adjustment expenses at September 30, 2008, management:

•	did not adjust its assumptions in calculating current year reserves given historical changes or current trends observed;

•

does not believe that any key assumptions used to estimate reserves at September 30, 2008 differ from the key assumptions disclosed in its 2007 Form 10-K that are premised on future emergence that are inconsistent with the historical loss reserve development patterns; and

•

established reserves in a manner substantially consistent with historical trends and its assumptions based on those trends, and did not establish reserves in 2008 in response to changes in management’s assumptions.

Net Realized Gains (Losses) on Investments, page 12

2.	You recognized $2.5 million in other-than-temporary impairments of certain equities and asset-backed securities in the quarter ended September 30, 2008 but you do not explain how the amount of impairment was determined. Revise the document to:

a.	Explain how the impairment was measured and the related circumstances giving rise to the loss.

b.	Describe whether, and how, those circumstances impact other material investments held.

3

Mr. Jim B. Rosenberg

January 9, 2009

c.	Identify the amount of unrecognized impairment loss at September 30, 2008 by investment category and describe the key assumptions made and factors considered in reaching the conclusion that the decline below cost is not other-than-temporary.

Company Response: The Company has historically disclosed its policies for determining whether a decline in the fair value of a security in its investment portfolio is other-than-temporary. These disclosures were included most recently in the Company’s Form 10-Q for the period ended September 30, 2008 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investment Portfolio,” and in the 2007 Form 10-K under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investment Portfolio” and in Note 1 to the consolidated financial statements.

In addition, the Company has historically disclosed on an annual basis the gross unrealized losses associated with its investment securities at year end, and the key assumptions made and factors considered in concluding that a decline below cost is not other-than-temporary. These disclosures were included most recently in Note 2 to the consolidated financial statements included in the Company’s 2007 Form 10-K.

In response to the Staff’s comment, the Company would propose to include additional disclosure in future filings of its quarterly and annual Exchange Act reports for periods in which an impairment charge is recorded to (a) explain how the impairment was measured and the related circumstances giving rise to the loss, and (b) describe whether, and how, those circumstances impact other material investments held by the Company. Attached as Annex B is the proposed disclosure that would have appeared in the Company’s Form 10-Q for the period ended September 30, 2008.

In addition, the Company would propose to expand its disclosure in future filings of its quarterly and annual Exchange Act reports to provide additional detail, by investment category, about securities held by the Company that have had an unrealized loss either for less than 12 continuous months or for 12 or greater continuous months, as of the last day of the applicable reporting period. Included in Annex B is the proposed expanded disclosure that would have appeared in the Company’s Form 10-Q for the period ended September 30, 2008.

* * * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

4

Mr. Jim B. Rosenberg

January 9, 2009

If you have any questions regarding this filing, please do not hesitate to contact me at 337-463-9052, or by facsimile at (337) 462-5519.

Very truly yours,

AMERISAFE, Inc.

/s/ G. Janelle Frost
G. Janelle Frost
Executive Vice President and
Chief Financial Officer

cc:	C. Allen Bradley
Geoffrey R. Banta
Todd Walker
AMERISAFE, Inc.

James E. O’Bannon
Jones Day

Peter Cangany
Ernst & Young LLP

Tabatha Akins
Securities and Exchange Commission

5

ANNEX A

The following disclosure would have appeared at the end of Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in the Company’s Form 10-Q for the period ended September 30, 2008.

* * * * *

Prior Year Development

The Company recorded favorable prior accident year development of $6.6 million and $11.1 million, respectively, in the three and nine months ended September 30, 2008. Management adjusted prior year reserves in these periods for the reasons summarized below.

In recent periods, we increased our efforts to close prior year claims in those circumstances where the claim could be settled for less than the corresponding case reserve amount (which amount represents estimated ultimate cost to settle the claim, undiscounted). As a result of these efforts, our claims closure rate accelerated in 2008, which in turn gave rise to favorable prior accident year development. While we intend to continue to seek to settle claims on a more accelerated basis, we do not presently anticipate that the claims closure rate will continue to increase as the number of existing, prior year open claims decreases, on a percentage basis, compared to the total number of open claims.

At September 30, 2008, our case incurred amounts for certain accident years, particularly 2006 and 2007, have not developed to the degree management previously expected. The assumptions we used in establishing our reserves for these accident years were based on our 22 years of historical claims data. However, as of September 30, 2008, actual results for these particular accident years have been better than our assumptions would have predicted. We do not presently intend to modify our assumptions for establishing reserves in light of these recent results for these specific recent accident years. However, if actual results for current and future accident years are consistent with, or better than, our results in accident years 2006 and 2007, our historical claims data will reflect this change and, over time, will impact the reserves we establish for future claims.

Our reserves for loss and loss adjustment expenses are inherently uncertain and our focus on providing workers’ compensation insurance to employers engaged in hazardous industries results in our receiving relatively fewer but more severe claims than many other workers’ compensation insurance companies. As a result of this focus on higher severity, lower frequency business, our reserve for loss and loss adjustment expenses may have greater volatility than other workers’ compensation insurance companies. For additional information, see “Business—Loss Reserves” and “Management’s Discussion and Analysis of Financial Condition Resulting Operations —Overview” in our 2007 Form 10-K.

A-1

ANNEX B

Investment Portfolio

As of September 30, 2008, our investment portfolio, including cash and cash equivalents, totaled $788.5 million, an increase of 7.0% from September 30, 2007. Our fixed maturity securities are classified as held-to-maturity, as defined by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” As such, the reported value of those securities is equal to their amortized cost, and is not impacted by changing interest rates. In 2007, we invested in variable rate demand obligations (“VRDOs”), which are long-term bonds that bear floating interest rates and provide investors with the option to tender or put the bonds at par, generally on a daily, weekly or monthly basis. Due to the fact that we purchased these securities with the intent to hold less than thirty days, we classified VRDOs as available-for-sale, as defined by SFAS No. 115. As such, VRDOs were reported at fair value on our balance sheet. We sold all of our available-for-sale fixed maturity securities as of January 15, 2008. Our equity securities are also classified as available-for-sale and reported at fair value. At September 30, 2008, net unrealized losses for our equity securities were $8.5 million. Net unrealized losses for our equity securities were $752,000 at December 31, 2007.

On January 1, 2008, we adopted SFAS 157 that establishes a fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. As disclosed in Note 6 of the financial statements, our securities available-for-sale are classified using Level 1 inputs. We did not elect the fair value option prescribed under SFAS 159 for any financial assets or financial liabilities as of September 30, 2008.

The composition of our investment portfolio, including cash and cash equivalents, as of September 30, 2008 is shown in the following table.

	Carrying Value	Percentage of Portfolio
	(in thousands)
Fixed maturity securities:
States and political subdivisions	$475,473	60.3%
U.S. agency-based mortgage-backed securities	95,649	12.1%
Commercial mortgage-backed securities	51,615	6.6%
U.S. Treasury securities and obligations of U.S. Government agencies	33,667	4.3%
Corporate bonds	16,133	2.0%
Asset-backed securities	11,770	1.5%

Total fixed maturity securities	684,307	86.8%

Equity securities	33,034	4.2%
Cash and cash equivalents	71,181	9.0%

Total investments, including cash and cash equivalents	$788,522	100.0%

At and for the nine months ended September 30, 2008, our investment portfolio did not contain:

•	any preferred stock;

•	any common stock of Fannie Mae or Freddie Mac;

•	any common stock or debt securities of Bear Stearns, Lehman Brothers, Morgan Stanley or Goldman Sachs; or

•	any common stock or debt securities of American International Group, Wachovia, IndyMac Bank or Washington Mutual.

For our securities classified as available-for-sale, the securities are “marked to market” as of the end of each calendar quarter. As of that date, unrealized gains and losses are recorded against Accumulated Other Comprehensive Income (Loss), except when such securities are deemed to be other-than-temporarily impaired. For our securities classified as held-to-maturity, unrealized gains and losses are not recorded in the financial statements until realized or until a decline in fair value, below amortized cost, is deemed to be other-than-temporary.

We regularly review our investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of our investments. We consider various factors in determining if a decline in the fair value of an individual security is other-than-temporary. The key factors we consider are:

•	any reduction or elimination of dividends, or nonpayment of scheduled principal or interest payments;

•	the financial condition and near-term prospects of the issuer of the applicable security, including any specific events that may affect its operations or earnings;

•	how long and by how much the fair value of the security has been below its cost or amortized cost;

•	any downgrades of the security by a rating agency; and

•	our intent and ability to keep the security for a sufficient time period for it to recover its value.

The following table summarizes, as of September 30, 2008, the fair value of, and the amount of unrealized losses on, our investment securities, segregated by the time period each security has been in a continuous unrealized loss position:

	As of September 30, 2008
	Less Than 12 Months		12 Months or Greater		Total
	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses
	(in thousands)
Fixed maturity securities:
States and political subdivisions	$284,686	$10,105	$49,640	$5,390	$334,326	$15,495
U.S. agency-based mortgage-backed securities	38,482	413	20,808	375	59,290	788
Commercial mortgage-backed securities	30,242	4,270	14,860	2,243	45,102	6,513
U.S. Treasury securities and obligations of U.S. Government agencies	59	1	—	—	59	1
Corporate bonds	10,637	224	3,102	173	13,739	397
Asset-backed securities	1,025	16	7,355	1,594	8,380	1,610

Total Fixed maturity securities	365,131	15,029	95,765	9,775	460,896	24,804

Equity securities	29,593	8,640	—	—	29,593	8,640

Total	$394,724	$23,669	$95,765	$9,775	$490,489	$33,444

We reviewed all securities with unrealized losses in accordance with the impairment policy described above. We determined that the unrealized losses in the fixed maturity securities portfolio related primarily to changes in market interest rates since the date of purchase, current conditions in the capital markets and the impact of those conditions on market liquidity and prices generally, and the transfer of the investments from the available-for-sale classification to the held-to-maturity classification in January 2004. We expect to recover the carrying value of these securities since management has the positive intent and ability to hold the securities until they mature. With respect to equity securities, we reviewed all securities with unrealized losses as of September 30, 2008 and December 31, 2007, and concluded that the loss positions were primarily the result of overall market conditions rather than long-term economic or strategic issues with the applicable companies.

In September 2008, we recorded aggregate impairment charges of $2.5 million with respect to two asset-backed securities and two equity securities in our investment portfolio. The impairment charges are included in “Net realized gains (losses) on investments” for the three and nine months ended September 30, 2008. At the time of impairment, the value of each of these securities was determined using a quoted market price.

Of the $2.5 million of impairment charges, $2.3 million related to one asset-backed security. We determined to impair this security because, among other things, the credit rating of the security had been downgraded to below investment grade, and the fair value of the security had been less than 80% of its amortized cost for ten consecutive months. We believe that the factors resulting in the impairment of this asset-backed security were generally specific to this security and do not impact our other investments.

No other impairment charges were recorded in 2008 or 2007.

The weighted-average pre-tax investment yield on our investment portfolio was 4.0% per annum during the nine months ended September 30, 2008, compared to 4.2% per annum during the same period in 2007.